UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: . . September 30, 2015
FORM 12b-25	Estimated average burden hours per response. . . . . . . . 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-31797

CUSIP NUMBER
22940F103

(Check one):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	o Form N-CSR

 For Period Ended:      July 31, 2015

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

               Crystal Rock Holdings, Inc.
Full Name of Registrant

___________________________________________________________________________________________________________________________
Former Name if Applicable

               1050 Buckingham Street
Address of Principal Executive Office (Street and Number)

               Watertown, CT 06795
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company believes that as of July 31, 2015, it was not in compliance with certain covenants  under its current credit agreement with its senior lender, Bank of America.  As a result, the Company has been in discussions with the Bank in an effort to obtain any necessary waivers or amendments, which the Company anticipates will be effective as of July 31, 2015.  (The Company also expects corresponding changes to our subordinated debt agreements.)   The changes to our credit agreement are expected to affect both the footnotes to our financial statements and the “Management’s Discussion and Analysis” section of our Quarterly Report on Form 10-Q for the quarter ended July 31, 2015 (“Third Quarter Form 10-Q”) and cannot be resolved by the scheduled filing date.

The Company expects to file its Third Quarter Form 10-Q on or before September 21, 2015, which is within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

David Jurasek	860	945-0661
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     Yes  ☒ No ☐
______________________________________________________________________________________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes ☒         No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss for the third quarter of fiscal 2015 of $253,000 ($.01 per share) compared to net income of $566,000 ($.03 per share) for the corresponding quarter in fiscal 2014.  For the first nine months of fiscal 2015, the Company anticipates reporting a net loss of $1,321,000 ($.06 per share) compared to a net loss of $154,000 ($.01 per share) for the corresponding nine-month period of fiscal 2014.  In both periods, the decline in net income was primarily due to significant erosion of gross margin and gross margin as a percentage of sales.   (All per share amounts are shown on a fully diluted basis.)

Crystal Rock Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 14, 2015	By /s/ David Jurasek
Principal Financial Officer